Exhibit 99.1

Autolus Announces Proposed Public Offering in the United States

LONDON, UK, April 8, 2019 – Autolus Therapeutics plc (Nasdaq: AUTL), a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, today announced that it intends to offer and sell 4,000,000 American Depositary Shares (“ADSs”) representing 4,000,000 ordinary shares in an underwritten public offering in the United States. All ADSs to be sold in the proposed offering will be offered by Autolus. Autolus also intends to grant the underwriters a 30-day option to purchase up to an additional 600,000 ADSs at the public offering price, less underwriting discounts and commissions. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed or the actual size or terms of the offering.

Goldman Sachs & Co. LLC and Jefferies LLC are acting as joint book-running managers for the offering. Wells Fargo Securities, LLC and William Blair & Company, L.L.C. are acting as lead managers.

The proposed offering will be made only by means of a prospectus. A copy of the preliminary prospectus related to the offering can be obtained from either of the joint book-running managers for the offering, Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at +1 866 471 2526 or by email at Prospectus-ny@ny.email.gs.com; or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at +1 877 821 7388 or by email at Prospectus_Department@Jefferies.com. For the avoidance of doubt, such prospectus will not constitute a “prospectus” for the purposes of Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant EU member state) and will not have been reviewed by any competent authority in any EU member state.

A registration statement on Form F-1 relating to the public offering of the ADSs described above has been filed with the U.S. Securities and Exchange Commission (the “SEC”) but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Autolus

Autolus is a clinical-stage biopharmaceutical company developing next-generation, programmed T cell therapies for the treatment of cancer. Using a broad suite of proprietary and modular T cell programming technologies, the company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and eliminate these cells. Autolus has a pipeline of product candidates in development for the treatment of hematological malignancies and solid tumors.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements with regard to Autolus’ proposed securities offering. Words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed securities offering discussed above will be consummated on the terms described or at all. Completion of the proposed offering and the terms thereof are subject to numerous factors, many of which are beyond the control of Autolus, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in Autolus’ Annual Report on Form 20-F for the year ended September 30, 2018 and other filings Autolus makes with the SEC from time to time. Autolus undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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Investor contact:

Susan A. Noonan

S.A. Noonan Communications

+1-212-966-3650

susan@sanoonan.com

Media contacts:

Silvia Taylor

Vice President, Corporate Affairs and Communications, Autolus

+1-240-801-3850

s.taylor@autolus.com

Julia Wilson

JW Communications

+44 (0) 7818 430877

juliawilsonuk@gmail.com